UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

August 18, 2009

To whom it may concern:

Company:	Mizuho Securities Co., Ltd.
Representative:	Keisuke Yokoo, President
Head Office:	1-5-1, Otemachi, Chiyoda-ku, Tokyo
Code:	8606 (First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange and First Section of the Nagoya Stock Exchange)
Contact:	Corporate Communications Department
(TEL. 03-5208-2030)

Notice Concerning Determination of Certain Issue Terms for Stock Compensation-type Stock

Options (Stock Acquisition Rights)

Mizuho Securities Co., Ltd (the “Company”) hereby announces that, with respect to the Stock Acquisition Rights to be allotted to the Directors and Executive Officers of the Company, as resolved at the meeting of the Board of Directors held on July 31, 2009, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights:

1,217

2.	Amount to be Paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon allocation: 306,210 yen

The rights to remuneration held by the person who receives the allocation shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to Be Allocated the Stock Acquisition Rights and Their Numbers; and Number of the Stock Acquisition Rights to Be Allocated:

	Number of persons to be allocated	Number of the Stock Acquisition Rights to be allocated
Director of the Company	8	247
Executive Officer of the Company	60	970

End